Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

GRANT OF RESTRICTED SHARE UNITS

PURSUANT TO THE 2026 SHARE INCENTIVE PLAN

Pursuant to Rules 17.06A, 17.06B and 17.06C of the Hong Kong Listing Rules, the Board announces that on July 17, 2026 (Hong Kong Time), the Company granted an aggregate of 16,220,972 RSUs to certain employee participants in accordance with the terms of the 2026 Share Incentive Plan and subject to acceptance, representing 16,220,972 underlying Shares and approximately 0.36% of the total issued Shares of the Company as at the date of this announcement.

Details of Grant of RSUs

Date of Grant:	July 17, 2026 (Hong Kong Time)

Total number of RSUs granted:	16,220,972 RSUs granted to 438 employees of the Group

Number of underlying Shares:	16,220,972 Shares

Purchase price:	HK$0.01 per Share

Closing price of the underlying Shares on the date of the Grant:	HK$4.92 per Share, for Shares traded on the Stock Exchange on July 17, 2026 (Hong Kong time)

Vesting period:	1,262,526 RSUs granted to the Grantees shall vest in five batches on each of the first, second, third, fourth and fifth anniversaries of the vesting commencement date, as specified in the relevant share award agreement, including 252,505 RSUs with a vesting period shorter than 12 months.

13,790,003 RSUs granted to the Grantees shall vest in three batches on each of the first, second and third anniversaries of the vesting commencement date, as specified in the relevant share award agreement, including 4,613,145 RSUs with a vesting period shorter than 12 months.

1,168,443 RSUs granted to the Grantees shall vest on the first anniversary of the vesting commencement date, as specified in the relevant share award agreement, including 1,168,443 RSUs with a vesting period shorter than 12 months.

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In accordance with the Company’s corporate policies, RSUs are granted centrally in certain specific months of each financial year. Thus, as permitted by the 2026 Share Incentive Plan, to make up for the time loss in vesting period for some of the grants for reason that their respective vesting commencement dates preceded each corporate centralized grant dates, certain batches of RSUs granted may have a shorter vesting period compared to those of other batches having a respective vesting commencement date closer to the centralized grant date.

Performance target:	The vesting of each batch of the RSUs is conditional upon the achievement of individual performance targets based on internal appraisal for the corresponding period, as specified in the relevant share award agreement.

The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the Grantees to the Group according to the roles and responsibilities of the Grantees. The Company will determine whether the Grantees meets the performance targets based on his/ her appraisal results for the corresponding period. The number of RSUs that will vest will be determined by the Grantee’s performance rating for that period. Any RSUs in the batch that do not vest shall be forfeited.

Clawback mechanism:	In the event that:

(a)	a Grantee ceases to be a selected participant by reason of (i) the termination of his/her employment or contractual engagement with the Group for cause or without notice, (ii) the termination of his/her employment or contractual engagement with the Group as a result of he/she having been convicted of a criminal offence involving his/her integrity or honesty, (iii) the termination of his/her employment or contractual engagement with the Group as a result of he/she having received a regulatory or administrative penalty by a competent authority; or

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(b)	in the reasonable opinion of the Board, a Grantee has engaged in serious misconduct or breaches the terms of the 2026 Share Incentive Plan in any material respect, then the Board or the administrator of the 2026 Share Incentive Plan may make a determination at its absolute discretion that: (A) any awards issued but not yet exercised shall immediately lapse, regardless of whether such awards have vested or not, and (B) with respect to any Shares issued to the Grantee pursuant to any awards granted under the 2026 Share Incentive Plan, the Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2).

Arrangement for the Group to provide financial assistance to a Grantee to facilitate the purchase of Shares:	None

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, none of the Grantees is (i) a Director, a chief executive, a substantial shareholder of the Company, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Hong Kong Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the total issued Shares (excluding treasury shares, if any). None of the Grants will be subject to approval by the Shareholders.

As at the date of this announcement, subsequent to the Grants, 210,368,268 underlying Shares will be available for future grants under the Scheme Mandate Limit, and 22,658,924 underlying Shares will be available for future grants under the Service Provider Sublimit.

Reasons for and Benefits of the Grant of RSUs

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders; and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees. It is considered that the Grants will provide incentives to the employees of the Group to further contribute to the Group and to align their interests with the best interests of the Company and the Shareholders as a whole.

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DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2026 Share Incentive Plan”	the share incentive plan of the Company adopted on June 30, 2026, as amended from time to time;
“ADS(s)”	American Depositary Shares, each representing 15 Shares;
“associate(s)”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;
“Board”	the board of Directors;
“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADS(s) of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Main Board of the Stock Exchange in December 2022;
“Director(s)”	the director(s) of the Company;
“Grant Date”	July 17, 2026 (Hong Kong Time);
“Grant(s)”	the grant of an aggregate of 16,220,972 RSUs to 438 Grantees in accordance with the terms of the 2026 Share Incentive Plan on the Grant Date;
“Grantee(s)”	438 employees of the Group who were granted with a total of 16,220,972 RSUs under the 2026 Share Incentive Plan on the Grant Date;
“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time;
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;
“RSU(s)”	restricted share unit(s) of the Company;

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“Scheme Mandate Limit”	the limit on total number of Share which may be issued upon the exercise of all awards and options that may be granted pursuant to the 2026 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed 5% of the total number of Shares in issue (excluding the treasury shares) as at the date of adoption of the 2026 Share Incentive Plan, being 226,589,240 Shares;
“Service Provider Sublimit”	a sublimit under the Scheme Mandate Limit of Share which may be issued upon the exercise of all awards and options that may be granted to service provider participants pursuant to the 2026 Share Incentive Plan and any other share schemes of the Company in aggregate, which shall not exceed 0.5% of the total number of Shares in issue (excluding the treasury shares) as at the date of adoption of the 2026 Share Incentive Plan, being 22,658,924 Shares;
“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each;
“Shareholder(s)”	the holder(s) of the Share(s);
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“subsidiary” or “subsidiaries”	shall have the meaning ascribed to it under the Hong Kong Listing Rules;
“US$”	United States dollars, the lawful currency of the United States;
“%”	per cent.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, July 17, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Zou Tao as Chairman and executive director, Mr. Qu Heng and Mr. Zhang Duo as non-executive directors, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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